UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Bark, Inc.

(Name of Issuer)

Common Stock , par value $.0001

(Title of Class of Securities)

68622E104

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68622E104

1	NAMES OF REPORTING PERSONS
MAGNETAR FINANCIAL LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER 0

NUMBER OF
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY		10,595,867
EACH
REPORTING
PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:

	8	SHARED DISPOSITIVE POWER
10,595,867

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,595,867

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.72%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA, OO

CUSIP No.   68622E104

1	NAMES OF REPORTING PERSONS
MAGNETAR CAPITAL PARTNERS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER 0

NUMBER OF
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY		10,595,867
EACH
REPORTING
PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:

	8	SHARED DISPOSITIVE POWER
10,595,867

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,595,867

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.72%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, PN

CUSIP No. 68622E104

1	NAMES OF REPORTING PERSONS
SUPERNOVA MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER 0

NUMBER OF
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY		10,595,867
EACH
REPORTING
PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:

	8	SHARED DISPOSITIVE POWER
10,595,867

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,595,867

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.72%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, OO

CUSIP No.   68622E104

1	NAMES OF REPORTING PERSONS
DAVID J. SNYDERMAN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER 0

NUMBER OF
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY		10,595,867
EACH
REPORTING
PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:

	8	SHARED DISPOSITIVE POWER
10,595,867

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,595,867

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.72%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, IN

SCHEDULE 13G

Item 1(a)	Name of Issuer.

Bark, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices.

120 Broadway, Floor 12

New York, NY 10271

Item 2(a)	Name of Person Filing.

This statement is filed on behalf of each of the following person (collectively, the “Reporting Persons”):

i)	Magnetar Financial LLC (“Magnetar Financial”);
ii)	Magnetar Capital Partners LP (Magnetar Capital Partners”);
iii)	Supernova Management LLC (“Supernova Management”); and
iv)	David J. Snyderman (“Mr. Snyderman”).

This statement relates to the Shares (as defined herein) held for Magnetar Constellation Fund II, Ltd (“Constellation Fund II”), Magnetar Constellation Master Fund, Ltd (“Constellation Master Fund”), Magnetar Xing He Master Fund Ltd (“Xing He Master Fund”), Purpose Alternative Credit Fund Ltd ("Purpose Fund"), Magnetar SC Fund Ltd (“SC Fund”), all Cayman Islands exempted companies; Magnetar Structured Credit Fund, LP (“Structured Credit Fund”) and Magnetar Longhorn Fund LP (“Longhorn Fund”), Delaware limited partnerships; Magnetar Lake Credit Fund LLC ("Lake Credit Fund"), Purpose Alternative Credit Fund - T LLC ("Purpose Fund - T"), Purpose Alternative Credit Fund – F LLC (“Purpose Fund F”), Delaware limited liability companies; collectively (the “Magnetar Funds”). Magnetar Financial serves as the investment adviser to the Magnetar Funds, and as such, Magnetar Financial exercises voting and investment power over the Shares held for the Magnetar Funds’ accounts. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Snyderman.

Item 2(b)	Address of Principal Business Office.

The address of the principal business office of each of Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Snyderman is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

Item 2(c)	Place of Organization.
i)	Magnetar Financial is a Delaware limited liability company;
ii)	Magnetar Capital Partners is a Delaware limited partnership;
iii)	Supernova Management is a Delaware limited liability company; and
iv)	Mr. Snyderman is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities.

Common Stock

Item 2(e)	CUSIP Number.

68622E104

Item 3	Reporting Person.

(e) ☒ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E)

(g) ☒ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G)

Item 4	Ownership.

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2022, each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Snyderman held 10,595,867 Shares. The amount consists of (A) 1,037,005 Shares held for the account of Constellation Fund II; (B) 3,622,115 Shares held for the account of Constellation Master Fund; (C) 1,028,467 Shares held for the account of Lake Credit Fund; (D) 704,189 Shares held for the account of Longhorn Fund; (E) 1,934,842 Shares held for the account of Structured Credit Fund; (F) 1,266,939 Shares held for the account of Xing He Master Fund; (G) 79,485 Shares held for the account of Purpose Fund; (H) 319,787 Shares held for the account of Purpose Fund – T; (I) 562,037 Shares held for the account of Purpose Fund – F; and (J) 41,00 Shares held for the account of SC Fund.

The Shares held by the Magnetar Funds represent approximately 5.72% of the total number of Shares outstanding (calculated pursuant to Rule 13d-3(d)(1)(i)) of the outstanding shares of the Issuer).

Item 4(b)	Percent of Class:

(i) As of December 31, 2022, each of Reporting Persons were deemed to be the beneficial owner constituting approximately 5.72% of the total number of shares outstanding (based upon the information provided by the Issuer in its Form 10-Q filed with the SEC February 9, 2023, there were approximately 177,669,529 Shares outstanding as of February 6, 2023). With the convertible bonds owned by the Funds, the diluted shares outstanding is 185,181,788.

Item4(c)	Number of Shares of which such person has:

Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Snyderman:

(i)	Sole power to vote or to direct the vote:	0
(ii)	Shared power to vote or to direct the vote :	10,595,867
(iii)	Sole power to dispose or to direct the disposition of:	0
(iv)	Shared power to dispose or to direct the disposition of:	10,595,867

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

This Item 7 is not applicable.

Item 8	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10	Certification.

By signing below the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 19, 2023	magnetar financial llc

By: Magnetar Capital Partners LP, its Sole Member
By: Supernova Management LLC, its General Partner

By:	/s/ Michael A. Turro
Name: Michael A. Turro
Title: Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC

Date: October 19, 2023	magnetar capital partners LP

By: Supernova Management LLC, its General Partner

By:	/s/ Michael A. Turro
Name:	Michael A. Turro
Title: Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC

Date: October 19, 2023	supernova management llc

By:	/s/ Michael A. Turro
Name:	Michael A. Turro
Title: Attorney-in-fact for David J. Snyderman, Manager

Date: October 19, 2023	DAVID J. SNYDERMAN

By:	/s/ Michael A. Turro
Name:	Michael A. Turro
Title: Attorney-in-fact for David J. Snyderman

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of October 19, 2023, among the Reporting Persons.
99.2	Power of Attorney, dated as of December 22, 2022 filed by the Reporting Persons on October 19, 2023.